UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Final Results dated 20 February 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 20, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 20, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                                                               Barclays Bank PLC
                                                                         Results
                                                                    Announcement
                                                              31st December 2006


                               BARCLAYS BANK PLC

Barclays PLC has a wide public shareholder base and its ordinary shares are listed on the London Stock Exchange, the Tokyo Stock Exchange and the New York Stock Exchange (in the form of American Depositary Shares evidenced by American Depositary Receipts). Barclays PLC is the holding company of Barclays Bank PLC and is the beneficial owner of all the ordinary shares of Barclays Bank PLC. Barclays Bank PLC conducts banking activities, is the holding company for all other subsidiaries in the Barclays Group and issues debt securities and preference shares. Therefore, with the exception of differences arising from the different ownership and equity structures of Barclays PLC and Barclays Bank PLC, the consolidated financial statements of the groups headed by each parent companies are the same.


         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2006:


                         CONSOLIDATED INCOME STATEMENT
                                                          2006            2005
                                                          GBPm             GBPm
Continuing operations
                                                        --------        --------
Interest income                                         21,805          17,232
Interest expense                                       (12,662)         (9,157)
                                                        --------        --------
Net interest income                                      9,143           8,075
                                                        --------        --------
Fee and commission income                                8,005           6,430
Fee and commission expense                                (828)           (725)
                                                        --------        --------
Net fee and commission income                            7,177           5,705
                                                        --------        --------
Net trading income                                       3,632           2,321
Net investment income                                      962             858
                                                        --------        --------
Principal transactions                                   4,594           3,179
Net premiums from insurance contracts                    1,060             872
Other income                                               257             178
                                                        --------        --------
Total income                                            22,231          18,009
Net claims and benefits paid on insurance contracts       (575)           (645)
                                                        --------        --------
Total income net of insurance claims                    21,656          17,364
Impairment charges                                      (2,154)         (1,571)
                                                        --------        --------
Net income                                              19,502          15,793
                                                        --------        --------
Staff costs                                             (8,169)         (6,318)
Administration and general expenses                     (3,914)         (3,768)
Depreciation of property, plant and equipment             (455)           (362)
Amortisation of intangible assets                         (136)            (79)
                                                        --------        --------
Operating expenses                                     (12,674)        (10,527)
Share of post-tax results of associates and joint
ventures                                                    46              45
Profit on disposal of subsidiaries, associates and
joint ventures                                             323               -
                                                        --------        --------
Profit before tax                                        7,197           5,311
Tax                                                     (1,941)         (1,439)
                                                        --------        --------
Profit after tax                                         5,256           3,872
                                                        --------        --------

Profit attributable to minority interests                  342             177
Profit attributable to equity holders                    4,914           3,695
                                                        --------        --------
                                                         5,256           3,872
                                                        --------        --------





The information in this announcement, which was approved by the Board of Directors on 19th February 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts will be delivered to the Registrar of Companies in accordance with Section 242 of the Act.


                           CONSOLIDATED BALANCE SHEET

                                                                  As at
                                                            2006          2005
                                                            GBPm          GBPm
Assets
Cash and balances at central banks                         6,795         3,506
Items in the course of collection from other
banks                                                      2,408         1,901
Trading portfolio assets                                 177,884       155,730
Financial assets designated at fair value:
       - held on own account                              31,799        12,904
       - held in respect of linked liabilities to
         customers under investment contracts             82,798        83,193
Derivative financial instruments                         138,353       136,823
Loans and advances to banks                               30,926        31,105
Loans and advances to customers                          282,300       268,896
Available for sale financial investments                  51,952        53,703
Reverse repurchase agreements and cash collateral
on securities borrowed                                   174,090       160,398
Other assets                                               5,850         4,734
Current tax assets                                           557             -
Investments in associates and joint ventures                 228           546
Goodwill                                                   6,092         6,022
Intangible assets                                          1,215         1,269
Property, plant and equipment                              2,492         2,754
Deferred tax assets                                          764           686
                                                          --------      --------
Total assets                                             996,503       924,170
                                                          --------      --------



                           CONSOLIDATED BALANCE SHEET

                                                                  As at
                                                            2006          2005
                                                            GBPm           GBPm
Liabilities
Deposits from banks                                       79,562        75,127
Items in the course of collection due to other
banks                                                      2,221         2,341
Customer accounts                                        256,754       238,684
Trading portfolio liabilities                             71,874        71,564
Financial liabilities designated at fair value            53,987        33,385
Liabilities to customers under investment
contracts                                                 84,637        85,201
Derivative financial instruments                         140,697       137,971
Debt securities in issue                                 111,137       103,328
Repurchase agreements and cash collateral on
securities lent                                          136,956       121,178
Other liabilities                                         10,337        11,131
Current tax liabilities                                    1,020           747
Insurance contract liabilities, including
unit-linked liabilities                                    3,878         3,767
Subordinated liabilities                                  13,786        12,463
Deferred tax liabilities                                     282           700
Provisions                                                   462           517
Retirement benefit liabilities                             1,807         1,823
                                                          --------      --------
Total liabilities                                        969,397       899,927
                                                          --------      --------

Shareholders' equity
Called up share capital                                    2,363         2,348
Share premium account                                      9,452         8,882
Other reserves                                              (484)          483
Other shareholders' funds                                  2,534         2,490
Retained earnings                                         11,556         8,462
                                                          --------      --------
Shareholders' equity excluding minority interests         25,421        22,665
Minority interests                                         1,685         1,578
                                                          --------      --------
Total shareholders' equity                                27,106        24,243
                                                          --------      --------
                                                          --------      --------
Total liabilities and shareholders' equity               996,503       924,170
                                                          --------      --------



            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                             2006         2005
                                                             GBPm          GBPm
Net movements in available for sale reserve                  (120)         (77)
Net movements in cash flow hedging reserve                   (487)        (119)
Net movements in currency translation reserve                (781)         300
Tax                                                           253           50
Other movements                                                25         (102)
                                                           --------     --------
Amounts included directly in equity                        (1,110)          52
Profit after tax                                            5,256        3,872
                                                           --------     --------
Total recognised income and expense                         4,146        3,924
                                                           --------     --------

Attributable to:
Equity holders                                              4,132        3,659
Minority interests                                             14          265
                                                           --------     --------
                                                            4,146        3,924
                                                           --------     --------

The consolidated statement of recognised income and expense reflects all items of income and expense for the year, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in 2006 reflects the transfer of net realised gains partially offset by the transfer of impairment losses and the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the year primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments. The net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.



                        CONSOLIDATED CASH FLOW STATEMENT
                                                           2006           2005
                                                           GBPm           GBPm
Net cash flow from operating activities                  10,057          3,679
Net cash flow from investing activities                  (1,177)        (5,432)
Net cash flow from financing activities                     565            793
Exchange loss/(gain) on foreign currency cash and cash
equivalents                                                 552           (237)
                                                        ---------      ---------
Net increase/(decrease) in cash and cash
equivalents                                               9,997         (1,197)
Cash and cash equivalents at beginning of period         20,405         21,602
                                                        ---------      ---------
Cash and cash equivalents at end of period               30,402         20,405
                                                        ---------      ---------


In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classifications within the cash flow statement in 2006.

Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities. These changes have increased net cash from operating activities by GBP14,147m in 2005, with a corresponding decrease in net cash used in investing activities of GBP111m and decrease in net cash from financing activities of GBP14,036m. The amounts of cash and cash equivalents in 2005 have not been affected by the changes.




                                     NOTES

1. Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 31st December 2006 was 3,000 million (2005: 3,000 million) ordinary shares of GBP1 each.

Preference shares                                             2006        2005
                                                              '000        '000
Authorised share capital - shares of GBP1 each                   1           1
Authorised share capital - shares of GBP100 each               400         400
Authorised share capital - shares of US$0.25 each           80,000      80,000
Authorised share capital - shares of US$100 each               400         400
Authorised share capital - shares of EUR100 each               400         400


2. Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2006 comprised 2,329 million (2005: 2,318 million) ordinary shares of GBP1 each.


The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares

The issued  preference  share capital of Barclays Bank PLC at 31st December 2006
comprised  GBP34m  (2005:   GBP30m)  of  preference   shares  of  the  following
denominations:

                                                               2006       2005
                                                               '000       '000
Issued and fully paid shares of GBP1 each                         1          1
Issued and fully paid shares of GBP100 each                      75         75
Issued and fully paid shares of US$100 each                     100        100
Issued and fully paid shares of EUR100 each                     240        240
Issued and fully paid shares of US$0.25 each                 30,000          -



3. Staff numbers

On a full time equivalent basis the total permanent and contract staff at 31st December 2006 was 122,600 (2005: 113,300). Additionally agency staff totalled 9,100 (2005: 7,000).